Exhibit: 77K

On June 30, 2014, KPMG LLP ("KPMG") acquired certain assets of ROTHSTEIN-KASS, P.A. (d/b/a Rothstein Kass & Company, P.C.) and certain of its affiliates ("Rothstein Kass"), the independent registered public accounting firm for The Herzfeld Caribbean Basin Fund ("the Fund"). As a result of this transaction, effective June 30, 2014, Rothstein Kass resigned as the independent registered public accounting firm for the Fund. Effective June 30, 2014, the Fund, by action of its Audit Committee, which was confirmed and approved by its Board of Directors, approved the engagement of KPMG as the independent registered public accounting firm to the Fund for the fiscal year ended June 30, 2014 and for the fiscal year ending June 30, 2015.

Rothstein Kass's reports on the Fund's financial statements for the two most recent fiscal years contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Fund's two most recent fiscal years: (i) there were no disagreements with Rothstein Kass on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Rothstein Kass, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Fund's financial statements for such years; and (ii) there were no "reportable events'' of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The selection of KPMG does not reflect any disagreements with or dissatisfaction by the Fund or the Board of Directors with the performance of the Fund's prior independent registered public accounting firm, Rothstein Kass. During the Fund's two most recent fiscal years, neither the Fund, nor anyone on its behalf, consulted with KPMG on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements; or
(ii)  concerned  the  subject  of a disagreement (as defined in paragraph (a)(1)
(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

The Fund has requested that Rothstein Kass furnish it with a letter addressed to the Securities and Exchange Commission ("SEC") stating whether Rothstein Kass agrees with the above statements with respect to Rothstein Kass. A copy of the letter from Rothstein Kass to the SEC is filed as an Exhibit to this Form N-SAR.

August 28, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Ladies and Gentlemen:

We  have  read  The  Herzfeld  Caribbean  Basin Fund's statements included under
Exhibit: 77K of its Form N-SAR dated June 30, 2014, and are in agreement with the statements contained therein concerning our Firm in response to Item 304(a) of Regulation S-K.

Very truly yours,

/s/Rothstein Kass